

January 7, 2021

<u>**Via Email**</u>
James M. Turner
Sichenzia Ross Ferrence LLP
1188 Avenue of the Americas, 37th Floor
New York, NY 10036

      Re: **CCUR Holdings, Inc.**
               PRE 14C filed December 23, 2020
               File No. 1-37706

               Schedule 13E-3 filed December 28, 2020
               Filed by JDS1, LLC *et al.*
               File No. 5-36889

Dear Mr. Turner:

      The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. We have limited our review of your information statement and Schedule 13E-3 to those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filings, providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14C filed December 23, 2020 - General

1. In addition to JDS1, Inc., you have included other Company affiliates as individual filing persons on the Schedule 13E-3. All of the disclosure required by the Schedule must be provided as to each filing person. For example, the individual directors listed as filers must provide the fairness determination required by Schedule 13E-3, or adopt the analysis and conclusion of another filing person.

<u>Summary Term Sheet – Interests of the Company's Directors, Executive Officers and Affiliates in the Reverse Stock Split, page 7</u>

2. Here or in a separate section of the Summary Term Sheet, identify the Consenting Stockholders who own 52% of the Company's outstanding common shares and provided consents to effect the Reverse Stock Split without the approval of shareholders.

3. In the first bullet point in this subsection, include the percentage ownership stakes held by the respective affiliates listed, and provide their before and after ownership interests after the Reverse Stock Split. In addition, revise to specifically note that the collective ownership of the parties engaged in this going private transaction will go from a minority to a majority of the outstanding shares in CCUR Holdings.

4. Detail the business relationship between JDS1, Inc. and the Company described on page 40 of the information statement.

<u>Reports, Opinions and Appraisals, page 7</u>

5. File the ValueScope, Inc. report dated December 21, 2020, along with any other written materials, such as "board books" or slides, provided by ValueScope to the Company or any of the filing persons. See Item 1016 of Regulation M-A. Please allow sufficient time for staff review after filing.

<u>Special Factors – Background of the Reverse Stock Split, page 15</u>

6. In the last paragraph of this section on page 17, expand the disclosure to address the events leading up to the Company obtaining consents from the holders of 52.0% of the Company's outstanding common stock. See our comment above asking you to identify the stockholder(s) from whom such consents were received. This section should explain any role of such stockholders in formulating the plan to take the Company private or in planning and structuring the Reverse Stock Split.

<u>Reasons for the Reverse Stock Split, page 17</u>

7. State the reasons for the timing of the Reverse Stock Split. We note that the reasons that it is being undertaken, such as the costs of being a public company, have existed for some time.

<u>Factors Considered by the Board and Company Affiliates as to the Fairness of the Reverse Stock Split, page 18</u>
8. Refer to the paragraph after the bullet points on page 19 where you state that the Board concluded that the valuation in the ValueScope report was the most appropriate valuation for the common shares. Revise to note whether JDS1 also made the same determination. In addition, as to both parties, expand to explain the reasons for this determination, in light of the other valuation metrics considered and listed on page 19.

9. Discuss how the Company and other filing persons considered the high bid prices for the common shares for the first two quarters of fiscal 2021 in assessing fairness which are significantly higher than the price per share being paid in the Reverse Stock Split.

Position of the Company Regarding the Fairness of the Reverse Stock Split, page 22

10. This section addresses only the Company's opinion as to substantive fairness, but not the opinion of JDS1, Inc., although that entity's opinion as to procedural safeguards appears in the last paragraph in this section. As a filer on the Schedule 13E-3, JDS1 must express an opinion as to the fairness of the Reverse Stock Split on unaffiliated shareholders.

Reports, Opinions and Appraisals, page 24

11. The bullet points on page 24 reference information about the prospects of the Company going forward that was provided to ValueScope by the Company. To the extent it received non-public projections used in its analysis of fairness, the projections must be included in the information statement. Please revise or advise.

12. Refer to page 25. Clarify what "observations" ValueScope used to arrive at the $3.06 price per share. We note that the chart on page 25 includes more than three price points.

13. In the first paragraph after the chart on page 25, identify the publicly-traded companies to which ValueScope compared the Company and explain why they were chosen.

14. Refer to the last sentence on page 25. Explain how, given the valuation metrics detailed in this section, ValueScope arrived at the $3.06 per share valuation.

Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold Fewer than 3,000 Shares of the Company's Common Stock in a Single Account, page 26

15. In an appropriate part of the information statement, explain whether it will matter for purposes of treatment in the Reverse Stock Split whether a shareholder holds in record or street name. That is, where a shareholder is a beneficial owner but holds shares through a financial intermediary such as a broker, and that intermediary owns other shares in the Company on behalf of other clients, explain how this will effect that shareholder's treatment in the Reverse Stock Split.

Conduct of the Company's Business and Operations After the Reverse Stock Split, page 28

16. In the second paragraph after the chart on page 25, you state that the Company advised ValueScope that it "ultimately plans to convert its marketable investments into capital for a new business venture." Please revise to describe this contemplated new business venture and when the Company intends to pursue it.

Management Agreement, page 40

17. See our comment above. The information disclosed here regarding the financial relationship between JDS1 and the Company should be disclosed earlier in the information statement, where you discuss the interests of engaged affiliates not shared by other shareholders.

We remind you that the Company and other filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 202-551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions